Exhibit (a)(1)(B)

TECHNOLOGY FLAVORS & FRAGRANCES, INC

10 EDISON STREET EAST

AMITYVILLE, NY 11701

TELEPHONE (631) 842-7600

FACSIMILE (631) 842-4254

May 16, 2005

Dear Stockholder:

We are pleased to inform you that on April 1, 2005, Technology Flavors & Fragrances, Inc. (“TFF”) entered into an Agreement and Plan of Merger with FFG Industries, Inc (“Parent”) and FFG Merger Corporation (“FFG”), which provides for the acquisition of TFF by FFG. Under the terms of the Merger Agreement, FFG today commenced a tender offer to purchase all of TFF’s outstanding shares of common stock at a price of $1.55 per share in cash. Following the successful completion of the tender offer, FFG will be merged with and into TFF, and all outstanding shares of TFF common stock not purchased in the tender offer (other than shares held by stockholders who have properly exercised appraisal rights under Delaware law) will receive in the merger the same $1.55 per share in cash consideration. The tender offer is subject to certain conditions, including the conditions that (i) at the expiration of the tender offer there shall have been validly tendered and not withdrawn a number of shares of TFF common stock which constitutes at least 90% of all of the shares of TFF common stock then outstanding, and (ii) there shall not have been any change, event, development or circumstance having, or that could reasonably be expected to have, individually or in the aggregate, (1) a Material Adverse Effect on FFG and TFF, as combined after the Merger, or (2) a Company Material Adverse Effect.

Your Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that the tender offer and the merger are advisable and fair to and in the best interests of the stockholders of TFF and recommends that all stockholders of TFF accept the tender offer and tender all of their shares pursuant to the tender offer. All directors of TFF have agreed to tender their shares and, if a stockholder vote is required, to vote in favor of the merger.

Enclosed for your consideration are copies of the tender offer materials and TFF’s Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, we call your attention to Item 4 of the Schedule 14D-9 which describes both the reasons for the Board’s recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the tender offer.

On behalf of the management and directors of TFF, we thank you for the support you have given TFF.

Sincerely,

/s/ Philip Rosner
Philip Rosner
Chairman of the Board of Directors and Chief Executive Officer